Exhibit (h)(26)

SCHEDULE B

(as of August 20, 2025)

List of Series of VanEck ETF Trust to which the Agreement Does Not Apply

VanEck AA-BB CLO ETF

VanEck BDC Income ETF

VanEck CEF Muni Income ETF

VanEck CLO ETF

VanEck Dynamic High Income ETF*

VanEck Inflation Allocation ETF

VanEck Long/Flat Trend ETF

*The VanEck Dynamic High Income Fund ETF is expected to be liquidated on or about October 15, 2024.